Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	August 31,	Fiscal Years Ended May 31,
(In thousands, except ratios)	2009	2009	2008	2007		2006	2005
Fixed charges:
Interest expense on indebtedness (1)	$4,450	$15,625	$15,976	$5,031		$53	$49

Rent interest factor (2)	2,209	9,671	10,467	8,994		5,454	4,733

Total fixed charges	$6,659	$25,296	$26,443	$14,025		$5,507	$4,782

Earnings:
Income (loss) before provision for income taxes (1)	$14,742	$35,922	$41,649	$(7,434)		$27,667	$8,117

Fixed charges	6,659	25,296	26,443	14,025		5,507	4,782

Total earnings	$21,401	$61,218	$68,092	$6,591		$33,174	$12,899

Ratio	3.21	2.42	2.58	0.47	(3)	6.02	2.70

(1)           Adjusted for the impact of our retrospective adoption of FSP APB 14-1 on June 1, 2009

(2)           Approximately 1/3 of the rent expense is deemed representative of the interest factor

(3)           Our ratio of earnings to fixed charges was below a one-to-one coverage by $7.4 million due to our net loss recorded in fiscal 2007.